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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                SCHEDULE 13E-4

          Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                    of the Securities Exchange Act of 1934)
                              RUBY TUESDAY, INC.
                               (NAME OF ISSUER)
                              RUBY TUESDAY, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  781182-10-0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             J. RUSSELL MOTHERSHED
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              RUBY TUESDAY, INC.
                            POST OFFICE BOX 160266
                              4721 MORRISON DRIVE
                             MOBILE, ALABAMA 36625
                                (334) 344-3000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                           GABRIEL DUMITRESCU, ESQ.
                    POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                          191 PEACHTREE STREET, N.E.
                                SIXTEENTH FLOOR
                            ATLANTA, GEORGIA 30303
                                (404) 572-6600

                                  MAY 2, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                          CALCULATION OF FILING FEE:

         TRANSACTION                                                AMOUNT OF
         VALUATION*:                                               FILING FEE:
         -----------                                               -----------
         $22,000,000                                                 $4,400

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* Based upon the purchase of 1,000,000 Shares (the maximum number of Shares offered to be purchased) at $22.00 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).

  [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

              Amount Previously Paid: __________________
              Form or Registration No.: ________________
              Filing Party: ____________________________
              Date Filed: ______________________________

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ITEM 1.SECURITY AND ISSUER.

  (a)    Name: Ruby Tuesday, Inc.

         Address of Principal Executive Office:
         4721 Morrison Drive
         Mobile, Alabama 36625

  (b) Title of Securities Being Sought: Common Stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement between the Company and AmSouth Bank of Alabama (together, the Common Stock and the Rights are referred to as the "Shares")

         Amount outstanding on April 28, 1997: 17,623,083 Shares

         Information with respect to the exact amount of securities being sought and the consideration being offered therefor is set forth in "Number of Shares; Proration" beginning on Page 2 in the Offer to Purchase (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto, which is incorporated herein by reference. The executive officers, directors and affiliates of the Issuer have advised the Issuer that they do not intend to tender any Shares pursuant to the Offer.

  (c) Information with respect to the principal market for and price range of the Shares is set forth in "Price Range of Shares; Dividends" beginning on Page 9 in the Offer to Purchase, which is incorporated herein by reference.

  (d)    Not applicable.

ITEM 2.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Information with respect to source and amount of funds to be used for the purchase of Shares is set forth in "Source and Amount of Funds" beginning on Page 11 in the Offer to Purchase, which is incorporated herein by reference.

  (b)(1) A summary of each loan agreement or arrangement containing the identity of the parties, the term, the collateral, the stated and effective interest rates, and other material terms or conditions relative to such loan agreements is set forth in "Source and Amount of Funds" beginning on Page 11 in the Offer to Purchase, which is incorporated herein by reference.

    (2) No formal plans or arrangements have been made to repay such borrowings under the credit agreement described in "Source and Amount of Funds" beginning on Page 11 in the Offer to Purchase, which is incorporated herein by reference, other than in accordance with the terms of such credit agreement.

ITEM 3.PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  Information with respect to the purpose of the tender offer and planned disposition of the securities and possible effects of the tender offer is set forth in "Background and Purpose of the Offer; Certain Effects of the Offer" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Pages 10 and 16, respectively, in the Offer to Purchase, which are incorporated herein by reference. Other than as indicated, there are no current plans or proposals that relate to or would result in:

  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer;

  (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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  (c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) Any change in the present board of directors or management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

  (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer;

  (f) Any other material change in the Issuer's corporate structure or business including, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) Causing a class of equity security of the Issuer to be delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

  (j)   The suspension of the Issuer's obligation to file reports pursuant to
        Section 15(d) of the Securities Exchange Act of 1934, as amended.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  Neither the Issuer nor any of its subsidiaries nor, to the knowledge of the Issuer, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof, except as is set forth in "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" beginning on Page 16 and on Schedule A in the Offer to Purchase, which are incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  Neither the Issuer nor, to the knowledge of the Issuer, any of its executive officers, directors, or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer and the securities of the Issuer, except as set forth in "Fees and Expenses" beginning on Page 19 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Information with respect to persons employed, retained or to be compensated by the Issuer to make solicitations or recommendations in connection with the tender offer is set forth in "Fees and Expenses" beginning on Page 19 in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)(1)-(4) See "Certain Information Concerning the Company" beginning on
             Page 11 in the Offer to Purchase, which is incorporated herein by reference.

  (b)(1)-(3) See "Certain Information Concerning the Company" beginning on
             Page 11 in the Offer to Purchase, which is incorporated herein by reference.

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ITEM 8. ADDITIONAL INFORMATION.

  (a) Neither the Issuer nor, to the Issuer's knowledge, any of its executive officers or directors is a party to any material contract, arrangement, understanding or relationship between them and the Issuer which are material to a decision by a shareholder whether to tender or hold Shares in the tender offer.

  (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer.

  (c)   Not applicable.

  (d) There are no material pending legal proceedings relating to the tender offer.

  (e)   Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following Exhibits are filed herewith or incorporated by reference herein to documents previously filed.

  (a)(1) Form of Offer to Purchase dated May 2, 1997.

   (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

   (3)  Form of Notice of Guaranteed Delivery.

   (4) Form of Letter dated May 2, 1997 from Wheat, First Securities, Inc. (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (6) Form of Letter dated May 2, 1997 from Samuel E. Beall, III, Chairman of the Board and Chief Executive Officer of the Issuer, to the shareholders of the Issuer.

   (7) Form of Letter to Participants for use by the Trustee of the Salary Deferral Plan.

   (8)  Text of Press Release dated May 1, 1997.

  (b) Credit Agreement dated as of March 6, 1996 among Ruby Tuesday (Georgia), Inc., SunTrust Bank, Atlanta, for itself and as Agent and Administrative Agent, and the other lenders signatories thereto, filed as Exhibit 10.40 to the Issuer's Form 10-K for the fiscal year ended June 1, 1996, which is incorporated herein by reference.

  (c)   Not applicable.

  (d)   Not applicable.

  (e)   Not applicable.

  (f)   Not applicable.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RUBY TUESDAY, INC.

                                             /s/ J. Russell Mothershed
                                          By:__________________________________
                                             J. Russell Mothershed
                                             Senior Vice President and
                                             Chief Financial Officer

Dated: May 2, 1997

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

                                 EXHIBIT INDEX

 DESCRIPTION EXHIBIT
 ----------- -------
   (a) (1)   Form of Offer to Purchase dated May 2, 1997.
       (2)   Form of Letter of Transmittal (including Certification of Taxpayer
             Identification Number on Substitute Form W-9).
       (3)   Form of Notice of Guaranteed Delivery.
       (4)   Letter dated May 2, 1997 from Wheat, First Securities, Inc.
             (Dealer Manager) to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
       (5)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
       (6)   Form of Letter dated May 2, 1997 from Samuel E. Beall, III,
             Chairman of the Board and Chief Executive Officer of the Issuer,
             to the shareholders of the Issuer.
       (7)   Form of Letter to Participants for use by the Trustee of the
             Salary Deferral Plan.
       (8)   Text of Press Release dated May 1, 1997.
   (b)       Credit Agreement dated as of March 6, 1996 among Ruby Tuesday
             (Georgia), Inc., SunTrust Bank, Atlanta, for itself and as Agent and Administrative Agent, and the other lenders signatories thereto, filed as Exhibit 10.40 to the Issuer's Form 10-K for the fiscal year ended June 1, 1996, which is incorporated herein by reference.

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